SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For January 18, 2005


                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                     Form 20-F [X]          Form 40-F [ ]


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                     Yes [ ]                No [X]

                   BONSO ELECTRONICS ANNOUNCES APPOINTMENT OF
                    NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER


Hong Kong, January 18, 2005 - Bonso Electronics International, Inc. (NASDAQ:BNSO)) today announced that the Board of Directors has appointed George OLeary as President and Chief Executive Officer. Mr. OLeary is currently a member of the Board of Directors and has been associated with Bonso for approximately 15 years-- initially as a customer of the company's products, as a consultant for the last eight years, and a member of the Board of Directors since 1997. Anthony So, the founder of Bonso will continue as Chairman of the Board of Directors and Chief Financial Officer. Mr. So will continue to provide strong leadership and participate actively in the day to day management of the company.

Anthony So, Chairman, stated, "George is the right person for the CEO role at this time. This announcement is part of a planned, on-going process to enhance and expand our global reach by strengthening our management structure worldwide. With his strong business background, I believe that George will be a great addition to our management team and a capable leader in the execution of our strategic business plan. It is now appropriate to have him assume this key leadership position. I look forward to working closely together as we move forward."

"I am honored that Anthony So and the Board of Directors have chosen me for this leadership position," said George O'Leary, Bonso's new President and Chief Executive officer. "Bonso is an outstanding company, and my colleagues within the Company are exceptional. We are all focused upon the same goal: profitable internal growth and profitable external growth through acquisition. We are well positioned in our niche markets of sensor based and telecommunication products and are focused on implementing our planned initiatives. Our ultimate goal is to enhance shareholder value. I am eager to get started."

Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, CA, for eight years and prior to that was a Vice President and General Manager at Lanier Business Products, Atlanta, GA. Mr. OLeary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments. Bonso products are manufactured in the People's Republic of China with customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. For further information, visit the company's website at http://www.bonso.com/.

The statements contained in this press release which are not historical fact are forward looking statements that involve certain risks and uncertainties including, but not limited to risks associated with the uncertainty of future financial results, seasonality of scales of certain products, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, currency fluctuations, estimates of market growth, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

CONTACT: In USA, George O'Leary, +1-949-760-9611, or fax, +1-949-760-9607, or in
Hong Kong, Cathy Pang, +852-2605-5822, or fax, +852-2691-1724, both of Bonso Electronics International Inc.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BONSO ELECTRONICS INTERNATIONAL, INC.
                                         (Registrant)



Date: January 18, 2005                   By:  /s/  Henry F. Schlueter
      ----------------                   ---------------------------------------
                                         Henry F. Schlueter, Assistant Secretary